Exhibit 5

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Three Months Ended March 31, 2024

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Amounts in tables in this Exhibit 5 to this annual report on Form 18-K may not sum exactly due to rounding differences.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the capitalization and indebtedness of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) as of December 31, 2023 and does not give effect to any transaction since December 31, 2023:

As of December 31, 2023
(in thousands of US$)
Borrowings	30,528,131
Members’ equity
Paid-in capital	19,405,400
Reserves for accretion of paid-in capital receivables	(994)
Reserves for unrealized (loss) on fair-valued borrowings arising from changes in own credit risk	(51,740)
Retained earnings	2,096,191

Total members’ equity	21,448,857

Since December 31, 2023 and through March 31, 2024, there have been no material changes to the capitalization and indebtedness of AIIB, except for (i) an increase of US$346.0 million in retained earnings and (ii) the changes in amounts of outstanding borrowings reflected in the following table and the note to the table. The following table sets forth the amounts of AIIB’s outstanding borrowings as of December 31, 2023 and as of March 31, 2024:

	As of March 31, 2024(1)		As of December 31, 2023(1)
Currency	Amount (in millions)	Amount (in millions of US$)	Amount (in millions)	Amount (in millions of US$)
Australian dollars	1,550.00	1,009.5	1,550.00	1,057.41
Chinese yuan	14,185.00	1,960.3	11,685.00	1,643.03
Euro	1,650.00	1,778.5	1,650.00	1,825.07
Georgian lari	266.60	98.9	266.60	99.20
Hong Kong dollars	7,510.00	959.6	5,860.00	750.20
Indian rupee	48,070.00	576.4	23,570.00	283.31
Indonesian rupiah	1,017,000.00	61.0	1,137,000.00	68.22
Mexican pesos	10,151.75	611.9	10,500.00	620.03
Philippine pesos	4,800.00	85.4	6,900.00	124.61
Polish zloty	100.00	25.0	100.00	25.46
Pound sterling	3,300.00	4,166.6	2,550.00	3,248.70
Russian rubles	6,677.70	72.1	6,677.70	74.72
South African rand	500.00	26.4	560.00	30.16
Swiss franc	200.00	221.9	200.00	237.73
Thai baht	350.00	9.6	350.00	10.21
Turkish lira	12,060.00	372.5	12,310.00	416.57
U.S. dollars	24,325.00	24,325.0	20,125.00	20,125.00

Total		36,360.7		30,639.62

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s European Commercial Paper Programme (the “ECP Programme”). Under the ECP Programme, between December 31, 2023 and March 31, 2024, AIIB issued an aggregate amount of US$1,695.9 million of zero coupon notes and redeemed an aggregate amount of US$836.2 million equivalent of zero coupon notes, resulting in a net increase of US$859.7 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of March 31, 2024, these accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2024, which is included in the Interim Financial Statements (as defined below) in Exhibit 6 of this annual report on Form 18-K. For the amounts of AIIB’s borrowings as of December 31, 2023, these accounting adjustments are included in the total amount of borrowings in AIIB’s Statement of Financial Position as at December 31, 2023, which is included in AIIB’s audited financial statements as of and for the year ended December 31, 2023, which are included in Exhibit 2 of this annual report on Form 18-K.

SELECTED FINANCIAL INFORMATION

The financial information included herein for the three-month periods ended March 31, 2024 and March 31, 2023 and as of March 31, 2024 and December 31, 2023 is derived from the unaudited interim condensed financial statements as of and for the three months ended March 31, 2024, including the notes thereto (the “Interim Financial Statements”), of the Bank. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the three-month period ended March 31, 2024 are not necessarily indicative of results to be expected for the full year 2024.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 5 of this annual report on Form 18-K.

	Three Months Ended March 31,
	2024	2023
	(unaudited)	(unaudited)
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	533,609	411,239
Interest expense	(268,463)	(178,969)

Net interest income	265,146	232,270
Net fee and commission income	8,984	8,118
Net gain on financial instruments measured at fair value through profit or loss	173,158	25,770
Net loss on financial instruments measured at amortized cost	(161)	(2,178)
Share of gain on investment in associates	1,697	1,013
Impairment provision	37,308	(13,968)
General and administrative expenses	(58,316)	(46,704)
Net foreign exchange (loss)/gain	(81,772)	22,603

Operating profit for the period	346,044	226,924
Accretion of paid-in capital receivables	188	366

Net profit for the period	346,232	227,290
Other comprehensive loss
- Items will not be reclassified to profit or loss
Unrealized loss on fair-valued borrowings arising from changes in own credit risk	(120,961)	(57,864)

Total comprehensive income	225,271	169,426

	As of March 31,	As of December 31,
	2024	2023
	(unaudited)	(audited)
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	60,866,517	53,792,973
Total liabilities	39,192,389	32,344,116
Total members’ equity	21,674,128	21,448,857

Total liabilities and members’ equity	60,866,517	53,792,973

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”) and has an additional office in Abu Dhabi, the United Arab Emirates.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank provides on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website are not incorporated herein by reference.

Financing Portfolio

As of April 30, 2024, the Bank has approved 263 financings (including 205 loans, 34 investments in funds, four equity financings, 17 investments in fixed-income securities and three guarantees) with a total amount of US$51,594.1 million. This amount includes financings approved as of December 31, 2023 under the COVID-19 Crisis Recovery Facility (the “CRF”). Of these financings, 223 were approved by the Board of Directors with a total approved amount of US$46,291.8 million, and 40 were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$5,302.3 million. Of the approved financings, the Bank has terminated or cancelled eight financings. Of the eight terminated or cancelled financings, seven were loans with a total amount of US$1,132.0 million, and one was a fixed-income investment with a total amount of US$95.0 million.

As of April 30, 2024, the aggregate amount of approved loans, excluding terminated or cancelled loans, totaled US$43,206.4 million, of which US$13,610.4 million were committed amounts and US$24,831.1 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of April 30, 2024 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of April 30, 2024, 152 were sovereign-backed and 53 were non-sovereign-backed loans; 117 were co-financings and 88 were stand-alone financings.

As of April 30, 2024, approved investments in funds totaled US$3,045.0 million, of which the Bank has disbursed US$997.8 million.

As of April 30, 2024, approved equity financings totaled US$227.0 million, of which the Bank has disbursed US$196.9 million.

As of April 30, 2024, approved investments in fixed-income securities totaled US$2,583.7 million, of which the Bank has disbursed US$1,406.7 million.

As of April 30, 2024, approved guarantees totaled US$1,400.0 million, of which the Bank has made no disbursements.

As of April 30, 2024, approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, health infrastructure and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Argentina; Azerbaijan; Bangladesh; Brazil; Cambodia; China; Cook Islands; Côte d’Ivoire; Ecuador;

Egypt; Fiji; Georgia; Hong Kong, China; Hungary; India; Indonesia; Jordan; Kazakhstan; Kyrgyz Republic; Lao PDR; Maldives; Mongolia; Myanmar; Nepal; Oman; Pakistan; Philippines; Romania; Russia (as described under “–Recent Developments–AIIB Response to the Conflict in Ukraine,” all activities relating to Russia and Belarus are currently on hold and under review); Rwanda; Singapore; Sri Lanka; Tajikistan; Türkiye; Uzbekistan; and Viet Nam. As of April 30, 2024, of the approved financings, 28 (24 investments in funds, three investments in fixed-income securities and one guarantee) were classified as multi-country financings.

Loan and Guarantee Geographic Distribution

The following table sets forth AIIB’s loan and guarantee portfolio classified by geographic distribution:

	As of March 31, 2024		As of December 31, 2023
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	1,140.8	7.7%	831.0	7%
Eastern Asia	1,064.3	7.2%	1,171.1	10%
South-Eastern Asia	3,430.2	23.2%	986.3	8%
Southern Asia	6,571.1	44.5%	6,967.5	58%
Western Asia	1,337.3	9.0%	1,290.9	11%
Oceania	—	0%	—	0%
Other Regional	—	0%	—	0%
Non-Regional	1,239.1	8.4%	712.6	6%

Total Committed	14,782.8	100%	11,959.4	100%

Disbursed Amounts(2)
Central Asia	2,299.8	9.8%	2,271.4	10%
Eastern Asia	1,813.8	7.7%	1,750.1	8%
South-Eastern Asia	4,892.7	20.8%	4,224.4	19%
Southern Asia	8,656.4	36.9%	8,326.6	37%
Western Asia	4,448.0	19.0%	4,289.6	19%
Oceania	118.9	0.5%	117.0	1%
Other Regional	264.7	1.1%	270.1	1%
Non-Regional	972.2	4.1%	1,001.4	5%

Total Disbursed	23,466.6	100%	22,250.6	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees.
(2)	Disbursed amounts represent the gross carrying amount of the loans. AIIB has made no disbursements under the guarantees.

Loans and Guarantees by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying loans and guarantees by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and subsectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 13 sectors: energy, digital infrastructure and technology, transport, urban, water, health infrastructure, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of health care facilities; (ii) the digitalization of health care service; (iii) the improvement of energy efficiency; and (iv) the improvement of vaccine-manufacturing processes.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan and guarantee portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of March 31, 2024		As of December 31, 2023
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	2,801.7	19.0%	2,690.9	23%
Digital Infrastructure and Technology	—	0%	—	0%
Transport	4,358.3	29.5%	4,508.3	39%
Urban	1,056.5	7.1%	1,061.8	9%
Water	2,319.0	15.7%	2,399.3	20%
Health Infrastructure	1,042.6	7.1%	—	0%
Education Infrastructure	118.6	0.8%	130.6	1%
Economic Resilience/PBF(2) (CRF)	1,238.3	8.4%	397.5	3%
Public Health (CRF)	242.5	1.6%	287.5	2%
Finance/Liquidity (CRF)	65.6	0.4%	75.8	1%
Rural Infrastructure and Agricultural Development	49.7	0.3%	50.7	0%
Other Productive Sectors	—	0%	—	0%
Other	54.4	0.4%	58.3	0%
Multisector	1,435.8	9.7%	298.7	2%

Total Committed	14,782.8	100%	11,959.4	100%

Disbursed Amounts(3)
Energy	3,137.6	13.4%	3,050.0	14%
Digital Infrastructure and Technology	137.8	0.6%	205.1	1%
Transport	2,494.2	10.6%	2,334.3	10%
Urban	1,068.0	4.6%	997.5	4%
Water	1,317.0	5.6%	1,273.7	6%

	As of March 31, 2024		As of December 31, 2023
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Health Infrastructure	0.3	0%	—	0%
Education Infrastructure	133.4	0.6%	119.3	1%
Economic Resilience/PBF (CRF)	9,520.1	40.6%	8,727.1	39%
Public Health (CRF)	3,090.8	13.2%	3,100.9	14%
Finance/Liquidity (CRF)	1,969.7	8.4%	1,991.3	9%
Rural Infrastructure and Agricultural Development	33.2	0.1%	31.6	0%
Other Productive Sectors	—	0%	—	0%
Other	26.1	0.1%	21.7	0%
Multisector	538.4	2.3%	398.1	2%

Total Disbursed	23,466.6	100%	22,250.6	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees.
(2)	PBF refers to policy-based extension financing.
(3)	Disbursed amounts represent the gross carrying amount of the loans. AIIB has made no disbursements under the guarantees.

Loan and Guarantee Maturity

As of March 31, 2024, based on the final repayment date of the loans and the expiry date of guarantees, US$2,800.5 million of AIIB’s committed and disbursed loans and committed guarantees is scheduled to mature through 2028, US$15,012.2 million is scheduled to mature in 2029-2039 and US$20,436.7 million is scheduled to mature from 2040 onwards.

Ten Largest Obligors

The following table sets forth the aggregate principal amount of loans and guarantees (reflecting amounts that are committed and disbursed) to AIIB’s ten largest obligors, determined based on committed and disbursed amounts for both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees, as of March 31, 2024:

Borrower	Amount (in millions of US$)	As a percentage of total loan and guarantee portfolio
Republic of India	8,489.6	22.2%
Republic of Indonesia	4,232.0	11.1%
Republic of the Philippines	3,526.3	9.2%
People’s Republic of Bangladesh	3,313.6	8.7%
Republic of Türkiye	3,266.1	8.5%
Islamic Republic of Pakistan	2,417.2	6.3%
People’s Republic of China	2,315.7	6.1%
Republic of Uzbekistan	2,153.9	5.6%
Arab Republic of Egypt	856.7	2.2%
Republic of Kazakhstan	672.5	1.8%

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination; (ii) interest earned on cash, cash equivalents and deposits (primarily, term deposits); and (iii) interest earned on bond investments.

Three Months Ended March 31, 2024 and 2023. AIIB’s total interest income increased to US$533.6 million for the three months ended March 31, 2024 from US$411.2 million for the three months ended March 31, 2023, mainly as a result of an increase in interest income earned on loan investments and on bond investments. Interest income from loan investments increased to US$370.4 million for the three months ended March 31, 2024 from US$251.6 million for the three months ended March 31, 2023, mainly due to an increase in AIIB’s loan volume, as well as higher interest rates. Interest income from bond investments increased to US$77.9 million for the three months ended March 31, 2024 from US$28.6 million for the three months ended March 31, 2023, mainly as a result of an increase in bond investments combined with a higher interest rate environment. Interest income from cash, cash equivalents and deposits decreased to US$85.3 million for the three months ended March 31, 2024 from US$131.1 million for the three months ended March 31, 2023, mainly due to the reallocation of a portion of the cash and deposit balances to other types of investments.

For the three months ended March 31, 2024, 69% of AIIB’s total interest income was from loan investments, 16% was from cash, cash equivalents and deposits and 15% was from bond investments. For the three months ended March 31, 2023, 61% of AIIB’s total interest income was from loan investments, 32% was from cash, cash equivalents and deposits and 7% was from bond investments.

Interest Expense

Interest expense mainly consists of interest expense on borrowings.

Three Months Ended March 31, 2024 and 2023. AIIB’s interest expense increased to US$268.5 million for the three months ended March 31, 2024 from US$179.0 million for the three months ended March 31, 2023, mainly as a result of higher interest rates and an increase in outstanding bond issuances. The table below sets forth the aggregate amounts of AIIB’s outstanding borrowings as of March 31, 2024 and March 31, 2023:

	March 31, 2024( (1)		As of March 31, 2023(1)
Currency	Amount (in millions)	Amount (in millions of US$)	Amount (in millions)	Amount (in millions of US$)
Australian dollars	1,550.0	1,009.5	1,450.0	969.8
Chinese yuan	14,185.0	1,960.3	11,885.0	1,728.4
Euro	1,650.0	1,778.5	1,650.0	1,796.9
Georgian lari	266.6	98.9	266.6	104.5
Hong Kong dollars	7,510.0	959.6	3,950.0	503.2
Indian rupee	48,070.0	576.4	22,750.0	276.6
Indonesian rupiah	1,017,000.0	61.0	1,950,000.0	136.5
Mexican pesos	10,151.8	611.9	9,300.0	513.9
New Zealand dollars	—	—	250.0	156.5
Philippine pesos	4,800.0	85.4	6,900.0	126.9
Polish zloty	100.0	25.0	—	—
Pound sterling	3,300.0	4,166.6	2,550.0	3,153.3
Russian rubles	6,677.70	72.1	6,677.7	86.5
South African rand	500.0	26.4	2,060.0	115.6
Swiss franc	200.0	221.9	—	—
Thai baht	350.0	9.6	350.0	10.2
Turkish lira	12,060.0	372.5	8,210.0	428.0
U.S. dollars	24,325.0	24,325.0	21,225.0	21,225.0

Total		36,360.7		31,331.9

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s ECP Programme. Under the ECP Programme, between March 31, 2023 and March 31, 2024, AIIB issued an aggregate amount of US$4,434.8 million of zero coupon notes and redeemed an aggregate amount of US$3,225.1 million equivalent of zero coupon notes, resulting in a net increase of US$1,209.7 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of March 31, 2024, these accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2024, which is included in the Interim Financial Statements. For the amounts of AIIB’s borrowings as of March 31, 2023, these accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2023, which is included in AIIB’s unaudited interim condensed financial statements as of and for the three months ended March 31, 2023, which are included in Exhibit 6 to AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2022.

Net Interest Income

Net interest income is interest income less interest expense.

Three Months Ended March 31, 2024 and 2023. Mainly for the reasons set forth above, AIIB’s net interest income increased to US$265.1 million for the three months ended March 31, 2024 from US$232.3 million for the three months ended March 31, 2023.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan and guarantee fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Three Months Ended March 31, 2024 and 2023. AIIB’s net fee and commission income increased to US$9.0 million for the three months ended March 31, 2024 from US$8.1 million for the three months ended March 31, 2023, mainly as a result of an increase in loan and guarantee fees resulting from higher loan and guarantee volumes. Loan and guarantee fees increased to US$9.4 million for the three months ended March 31, 2024 from US$8.8 million for the three months ended March 31, 2023.

Net Gain on Financial Instruments Measured at Fair Value Through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss reflects the change in fair value of AIIB’s investments in (i) money market funds; (ii) bond investments of high credit quality measured at fair value through profit or loss; (iii) bond investments measured at fair value through profit or loss managed as part of AIIB’s investment operations; (iv) limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds (including AIIB); (v) investments in trust and other investments; (vi) a fixed-income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia; (vii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB; and (viii) high credit quality certificates of deposit and commercial paper which are actively managed as part of the Bank’s treasury portfolio, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Three Months Ended March 31, 2024 and 2023. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$173.2 million for the three months ended March 31, 2024 from US$25.8 million for the three months ended March 31, 2023. The net gain for the three months ended March 31, 2024 was mainly due to gains on (i) derivatives AIIB has entered into to hedge its loan and treasury investment portfolios; (ii) AIIB’s investments in money market funds; (iii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB; (iv) AIIB’s investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds; (v) AIIB’s investments in commercial paper which are activity management as part of the Bank’s treasury portfolio and (vi) AIIB’s investments in a fixed-income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia. The net gain on financial instruments measured at fair value through profit or loss for the three months ended March 31, 2024 was offset in part by net fair value losses on AIIB’s borrowings less the derivatives entered into to hedge those borrowings. The net gain for the three months ended March 31, 2023 was mainly due to fair value gains on AIIB’s treasury investment portfolio, which includes bond investments of high credit quality, derivatives AIIB has entered into to hedge AIIB’s investments, high credit quality certificates of deposit and commercial paper, money market funds and portfolios of high credit quality securities managed by external asset managers.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB; (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB; and (iii) a fixed-income portfolio which comprises primarily Asian infrastructure-related bonds.

Three Months Ended March 31, 2024 and 2023. AIIB’s net loss on financial instruments measured at amortized cost was US$0.2 million for the three months ended March 31, 2024 and US$2.2 million for the three months ended March 31, 2023. The net loss for the three months ended March 31, 2024 and the three months ended March 31, 2023 mainly resulted from the disposal of certain bonds in the fixed-income portfolio which comprises primarily Asian infrastructure-related bonds.

Share of Gain on Investment in Associates

In April 2020, the Bank subscribed for a 30% economic interest in an entity incorporated in Singapore, and in January 2024, the Bank acquired a 15% unitholding in a private-listed infrastructure investment trust which currently holds a portfolio consisting of operational solar power projects (each entity, an “Associate”). The Bank’s investments give the Bank significant influence over the financial and operating decisions of each Associate. Share of gain or loss on investment in associates reflects AIIB’s share in the gain or loss recognized by the Associates in the respective period.

Three Months Ended March 31, 2024 and 2023. AIIB’s share of gain on investment in associates for the three months ended March 31, 2024 was US$1.7 million. AIIB’s share of gain on investment in associates for the three months ended March 31, 2023 was US$1.0 million. The share of gain on investment in associates for the three months ended March 31, 2024 mainly resulted from higher operating income generated by an Associate.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments and issued guarantees. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Three Months Ended March 31, 2024 and 2023. AIIB released an impairment provision of US$37.3 million for the three months ended March 31, 2024, compared to an impairment provision of US$14.0 million that was recognized for the three months ended March 31, 2023. The release of an impairment provision for the three months ended March 31, 2024 was mainly due to a lower ECL allowance recognized in relation to AIIB’s loan investment portfolio mainly due to AIIB’s exit in full in March 2024 of a credit-impaired non-sovereign backed loan. The impairment provision recognized in the three months ended March 31, 2023 was mainly due to (i) an increase in outstanding loan volumes and (ii) deteriorated forward-looking macroeconomic scenarios and point-in-time probabilities of default.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans; (ii) professional service expenses; (iii) IT services; (iv) facilities and administration expenses; (v) travel expenses; (vi) issuance cost in respect of borrowings; and (vii) other expenses.

Three Months Ended March 31, 2024 and 2023. AIIB’s general and administrative expenses increased to US$58.3 million for the three months ended March 31, 2024 from US$46.7 million for the three months ended March 31, 2023, mainly due to an increase in staff costs, issuance cost in respect of borrowings, IT services, and professional service expenses. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$30.8 million for the three months ended March 31, 2024 from US$26.4 million for the three months ended March 31, 2023, issuance cost in respect of borrowings increased to US$6.9 million for the three months ended March 31, 2024 from US$2.8 million for the three months ended March 31, 2023, IT services increased to US$5.0 million for the three months ended March 31, 2024 from US$3.7 million for the year ended March 31, 2023 and professional service expenses increased to US$7.9 million for the three months ended March 31, 2024 from US$6.8 million for the three months ended March 31, 2023.

Net Foreign Exchange Loss or Gain

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss. See “–Income Statement–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss.”

Three Months Ended March 31, 2024 and 2023. AIIB had a net foreign exchange loss of US$81.8 million for the three months ended March 31, 2024, compared to a net foreign exchange gain of US$22.6 million for the three months ended March 31, 2023. The net foreign exchange loss for the three months ended March 31, 2024 was mainly due to the depreciation of the Chinese yuan, Euro, Georgian lari, Indian rupee, Russian ruble and Turkish lira against the U.S. dollar and the impact such depreciations had on the U.S. dollar value of the Bank’s portfolio of local currency-denominated loans and of bond investments acquired by the Bank through private placements. These losses were partially offset by foreign exchange gains deriving from fair value movements on financial instruments held by the Bank to mitigate currency risks, namely, swaps. The net foreign exchange gain for the three months ended March 31, 2023 was mainly due to the appreciation of the Euro, the Chinese yuan, Indian rupee and Georgian lari against the U.S. dollar and the impact such depreciations had on the U.S. dollar value of the Bank’s portfolio of local currency-denominated loans in Euro, Chinese yuan, Indian rupee and Georgian Lari. These gains were partially offset by the foreign exchange loss from (i) the depreciation of the Russian ruble against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s exposure to a Russian ruble-denominated loan and (ii) fair value movement on financial instruments held by the Bank to mitigate currency risks, namely, swaps.

Operating Profit

Three Months Ended March 31, 2024 and 2023. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$346.0 million for the three months ended March 31, 2024 from US$226.9 million for the three months ended March 31, 2023.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Three Months Ended March 31, 2024 and 2023. AIIB’s accretion of paid-in capital receivables decreased to US$0.2 million for the three months ended March 31, 2024 from US$0.4 million for the three months ended March 31, 2023. This decrease was mainly due to lower contractual balances in paid-in capital receivables as of January 1, 2024 compared to January 1, 2023.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Three Months Ended March 31, 2024 and 2023. AIIB experienced an unrealized loss on borrowings arising from changes in AIIB’s own credit risk of US$121.0 million for the three months ended March 31, 2024, compared to an unrealized loss of US$57.9 million for the three months ended March 31, 2023. This change was mainly the result of an unrealized loss on borrowings measured at fair value due to the tightening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar discount curve. The tightening of the Bank’s own credit spread reflected decreases in credit spreads in financial markets in the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Total Comprehensive Income

Three Months Ended March 31, 2024 and 2023. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$225.3 million for the three months ended March 31, 2024 from US$169.4 million for the three months ended March 31, 2023.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost; (ii) investments at fair value through profit or loss; (iii) bond investments at amortized cost; (iv) term deposits with initial maturities of more than three months; (v) cash and cash equivalents; (vi) cash collateral receivables; (vii) derivative assets; and (viii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) bond investments of high credit quality measured at fair value through profit or loss; (ii) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and measured at fair value through profit or loss; and (iii) high credit quality certificates of deposit and commercial paper, which are actively managed as part of the Bank’s treasury portfolio. Bond investments at amortized cost consist of (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB; (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB; and (iii) a fixed-income portfolio which comprises primarily Asian infrastructure-related bonds. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less; (ii) money market funds; and (iii) demand deposits. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of March 31, 2024 and December 31, 2023. As of March 31, 2024, AIIB’s total assets were US$60,866.5 million, compared to total assets of US$53,793.0 million as of December 31, 2023. This increase resulted mainly from (i) an increase of US$4,354.3 million in cash and cash equivalents; (ii) an increase of US$1,491.2 million in bond investments at amortized cost; (iii) an increase of US$1,276.3 in loan investments at amortized cost; (iv) an increase of US$635.1 million in investments at fair value through profit or loss; and (v) an increase of US$379.2 million in other assets, offset in part by a decrease of US$1,036.9 million in term deposits. The decrease in term deposits with initial maturities of more than three months mainly reflects the Bank’s allocation of liquidity to (i) bond investments measured at fair value, (ii) fixed-income portfolios of high credit quality securities with a hold-to-maturity strategy and measured at amortized cost and (iii) term deposits with initial maturities of less than three months in connection with the expected redemption of an AIIB borrowing at its maturity date in May 2024.

Liabilities

Total liabilities mainly consist of (i) borrowings; (ii) derivative liabilities; (iii) prepaid paid-in capital; and (iv) other liabilities, such as payable and advance receipt for unsettled trades (which are ordinary-course trades executed but not settled in advance of the reporting date), cash collateral payables, deferred interest, accrued expenses, staff costs payable, financial guarantee liabilities, lease liability and provisions.

As of March 31, 2024 and December 31, 2023. As of March 31, 2024, AIIB’s total liabilities were US$39,192.4 million, compared to total liabilities of US$32,344.1 million as of December 31, 2023. This increase resulted primarily from (i) an increase of US$6,448.1 million in borrowings (see “–Income Statement–Interest Expense”) and (ii) an increase of US$315.7 million in other liabilities mainly associated with payable and advance receipt for unsettled trades.

Members’ Equity

Members’ equity consists of (i) paid-in capital; (ii) retained earnings; (iii) reserves for unrealized gain/loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk; and (iv) reserves for accretion of paid-in capital receivables.

As of March 31, 2024 and December 31, 2023. As of March 31, 2024, AIIB’s total members’ equity was US$21,674.1 million, compared to total members’ equity of US$21,448.9 million as of December 31, 2023. This increase mainly resulted from an increase of US$346.0 million in retained earnings, offset in part by an increase of US$121.0 in unrealized loss on borrowings measured at fair value arising from changes in AIIB’s own credit risk.

Asset Quality

As of March 31, 2024, no AIIB assets were categorized as overdue or written off, except for (i) seven bond investments measured at amortized cost that were assessed as credit impaired with a carrying amount of US$0.9 million (carrying amount net of the associated ECL allowance); (ii) three bond investments measured at fair value through profit or loss that were assessed as non-performing with a fair value of US$2.1 million; and (iii) US$202.9 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

AIIB Response to the Conflict in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. AIIB’s exposure to Russia and to the Russian ruble (“RUB”), including through its financing activities, borrowings and governance and administration, is limited, consisting of the following:

•

Financing activities. The Bank has one loan outstanding to a borrower in Russia, a RUB-denominated loan of RUB24 billion (approximately US$300 million as of the time of approval). The aggregate amount of this loan represents less than 1.0% of the total commitments and less than 1.5% of the total disbursements in AIIB’s overall loan portfolio as of April 30, 2024. This loan was approved in October 2020 and made to JSC Russian Railways (“RZD”), under the CRF, to support RZD against adverse effects of the COVID-19 pandemic. RZD is subject to U.S. sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued on or after March 26, 2022). RZD is also subject to European Union sanctions that prohibit directly or indirectly purchasing, selling or otherwise dealing with certain newly issued debt or equity of RZD (issued after April 12, 2022) and making new loans or credit to RZD after February 26, 2022. In the event the Bank were required to comply with these prohibitions related to RZD, they would be inapplicable to the Bank’s outstanding loan to RZD, which was fully disbursed as of December 2020. RZD is, as of March 24, 2022, also subject to an asset freeze under United Kingdom sanctions. The Bank does not believe that any transactions related to its outstanding loan to RZD will have a nexus to the United Kingdom. As of April 30, 2024, all funds in which the Bank has investments that are classified as multi-country financings have divested any securities that provided the Bank with direct or indirect exposure to Russia. As a result, the Bank has no such exposure through its investments in these funds.

•

Borrowings. AIIB has issued four series of bonds denominated in RUB under its Global Medium Term Note Programme. One of these series of bonds remains outstanding, with an aggregate amount outstanding of RUB6.7 billion (approximately US$88.8 million equivalent as of April 30, 2024), which represents less than 0.3% of AIIB’s outstanding borrowings as of April 30, 2024. All RUB-denominated bonds issued by AIIB were hedged at the time of issuance to remove the associated interest rate and foreign exchange risk. The terms and conditions of these bonds allow for the Bank to make principal or interest payments in U.S. dollars in certain circumstances, including if the RUB is not used in the international banking community.

•

Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB does not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.